06009386

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 28 2006 WASH. D.C. 209

SEC FILE NUMBER
8-48032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Services International Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 5th Avenue, Suite 6870
(No. and Street)

Seattle (City) Washington (State) 98104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda R. Pingree (206) 386-5475
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson & McDonell, PLLC
(Name — *if individual, state last, first, middle name*)

600 University Street, Suite 2828 Seattle, WA 98101-3301
(Address) (City) (State) Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

10/12

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenda R. Pingree, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services International Corp., as of June 30, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CANDACE J. LEE
COMMISSION EXPIRES
NOTARY
PUBLIC
OCT 20, 2009
STATE OF WASHINGTON

Notary Public

Signature

Sec / Treas

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL SERVICES INTERNATIONAL CORP.

Financial Statements for the Year Ended
June 30, 2006
and Independent Auditors' Report

FINANCIAL SERVICES INTERNATIONAL CORP.

TABLE OF CONTENTS

WATSON & McDONELL, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WASHINGTON 98101-3301

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Financial Services International Corp.
Seattle, Washington

We have audited the accompanying statement of financial condition of Financial Services International Corp. as of June 30, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services International Corp. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watson & McDonell, PLLC

August 22, 2006

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Financial Condition
June 30, 2006

ASSETS

Cash and cash equivalents	$ 14,558
Deposits with clearing organization (cash of $30,368 and securities with a market value of $17,940)	48,308
Accounts receivable	37,906
Receivable from clearing organizations	9,943
Prepaid expenses	5,379
Reimbursements and refunds receivable	2,864
Securities owned:	
Marketable, at market value	5,162
Equipment, at cost, less accumulated depreciation of $2,970	4,288
Deposits	470
	$ 128,878

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 48,174
Accrued expenses	29,301
Deferred revenue	4,655
Deferred tax liability	744
	82,874
Stockholders' equity:	
Common stock, par value $0.01 per share, 1,000,000 shares authorized, 100,000 shares issued	1,000
Additional paid-in capital	8,000
Retained earnings	37,004
	46,004
	$ 128,878

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Income
For the Year Ended June 30, 2006

Revenues:	
Commissions, concessions, and fees	$ 1,605,583
Unrealized gains on securities	6,756
Interest	3,572
Rent	2,500
	1,618,411
Expenses:	
Commissions	1,384,346
Wages and payroll taxes	163,354
Depreciation	1,722
Employee benefits	4,683
Insurance	19,333
Interest	397
Meals and entertainment	524
Office supplies and expenses	5,916
Other expenses	2,943
Professional fees	7,323
Rent	12,955
Taxes, licenses, and registration fees	9,173
Telephone	3,899
	1,616,568
Income (loss) before income taxes	1,843
Income tax (expense) benefit	(848)
Net income (loss)	$ 995

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at July 1, 2005	$ 1,000	$ 8,000	$ 36,009	$ 45,009
Net income (loss)	-	-	995	995
Balances at June 30, 2006	$ 1,000	$ 8,000	$ 37,004	$ 46,004

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Cash Flows
For the Year Ended June 30, 2006

Cash flows from operating activities:	
Net income (loss)	$ 995
Adjustments to reconcile net income to net cash provided (used) in operating activities:	
Depreciation	1,722
Unrealized (gains) losses	(6,756)
(Increase) decrease in operating assets:	
Accounts receivable	(23,663)
Deposits with clearing organizations	(5,133)
Receivable from clearing organization	(8,696)
Prepaid expenses	(2,463)
Reimbursements and refunds receivable	(1,502)
Other deposits	199
Increase (decrease) in operating liabilities:	
Accounts payable	35,736
Accrued expenses	(6,804)
Deferred revenue	4,655
Deferred tax liability	744
Net cash provided (used) by operating activities	(10,966)
Cash flows from investing activities:	
Purchase of securities	(5,030)
Purchase of equipment	(1,864)
Net cash provided (used) by investing activities	(6,894)
Increase (decrease) in cash	(17,860)
Cash and cash equivalents, beginning of year	32,418
Cash and cash equivalents, end of year	$ 14,558
Supplemental cash flow disclosures:	
Income tax payments (refunds)	$ (1,258)
Interest payments	$ 397
Funding of clearing organization deposit with securities	$ 17,940

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Notes to Financial Statements
For the Year Ended June 30, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Financial Services International Corp. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker-dealer. The Company has two correspondent broker-dealer arrangements. One is located in St. Petersburg, Florida and one in Chicago, Illinois. The Company is engaged in the general retail securities business and is registered to do business in 14 states. Its office is located in Seattle, Washington.

Cash and cash equivalents
The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Receivables
Receivables are stated at their unpaid balances, which approximates fair market value. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged to operations when that determination is made.

Equipment and depreciation
The Company capitalizes all expenditures for equipment in excess of $600. Equipment is stated at cost. Depreciation is computed using an accelerated method over five to seven years.

Income and expense recognition
Financial Services International Corp. records income and expense on the accrual basis. Commission revenue and expenses are reflected in these financial statements on a trade date basis.

Federal income taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes,* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006, the Company had net capital of $26,058, which was $20,533 in excess of its required net capital of $5,000, and had a ratio of aggregate indebtedness to net capital of 3.18 to 1.

NOTE 3 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of the Securities and Exchange Commission's rule 15c3-3 (k)(2)(ii) by having clients send all funds and securities to the correspondent broker-dealers which carry the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company shares office space with a financial services firm of which the majority stockholder of the Company is a major owner. Each entity paid its share of expenses directly to the vendors. See Note 8.

The majority stockholder generated approximately $162,900 in revenues and earned approximately $145,200 in commissions. She also earned a salary of $67,914. The minority stockholder generated approximately $39,000 in revenues and earned approximately $27,300 in commissions. She also earned a salary of $34,345 for administrative services provided.

FINANCIAL SERVICES INTERNATIONAL CORP.
Notes to Financial Statements
For the Year Ended June 30, 2006

NOTE 5 - CONCENTRATION OF ECONOMIC DEPENDENCY

Nine independent sales associates generated approximately 78 percent of the Company's sales. The majority stockholder generated approximately ten percent of sales.

NOTE 6 - SECURITIES

Securities consist of 600 common stock shares of The NASDAQ Stock Market, Inc. valued at $17,940 and 2,843 shares of Frank Russell Lifepoint Growth Strategy Fund valued at $5,162. The securities are stated at market value.

NOTE 7 - RETIREMENT PLAN

The Company established a SIMPLE plan effective January 1, 2005. All employees are eligible to participate, and two employees participated. A three percent contribution of eligible salary was made to the plan in the amount of $2,365.

NOTE 8 – OPERATING LEASE

The Company subleases office space from a financial services firm of which the majority stockholder of the Company is a majority owner. The lease expires September 30, 2009.

Future minimum lease payments under the lease for the years ending June 30, 2007, through June 30, 2010, are:

2007	$	13,259
2008		13,510
2009		13,733
2010		3,447
	$	43,949

FINANCIAL SERVICES INTERNATIONAL CORP.
Notes to Financial Statements
For the Year Ended June 30, 2006

NOTE 9 – INCOME TAX

The provision for federal income tax is made up of the following components:

Current income tax expense (benefit)	$(783)
Deferred income tax expense (benefit)	1,631
	$ 848

The components of the deferred tax liability at June 30, 2006, are as follows:

Noncurrent:	
Net operating loss – 2005 (expires 2025)	$ 183
Net operating loss – 2006 (expires 2026)	704
Unrealized gains on securities	(1,631)
Total deferred tax assets (liabilities)	$(744)

NOTE 9 – DEFERRED REVENUE

Deferred revenue consists of unidentified deposits in one of the Company's brokerage accounts.

FINANCIAL SERVICES INTERNATIONAL CORP.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
June 30, 2006

COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$ 46,004
Non-allowable assets:	
Unsecured receivables in excess of related payables	(3,189)
Prepaid expenses	(5,379)
Reimbursements and refunds receivable	(2,864)
Equipment, net	(4,288)
Deposits	(470)
Net capital before haircuts on securities positions	29,814
Haircuts on securities and money market	3,756
Net capital	$ 26,058
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 82,874
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 5,525
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,525
Net capital in excess of required minimum	$ 20,533
Excess net capital at 1000%	$ 17,771
Ratio: Aggregate indebtedness to net capital	3.18 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's Part II FOCUS report	$ 38,940
Additional non-allowable assets	(4,287)
Adjustment to non-allowable receivables	(2,564)
Other audit adjustments (net)	297
Adjustments to reimbursements and refunds receivable	(2,864)
Adjustment to prepaid expenses	(3,464)
	$ 26,058

FINANCIAL SERVICES INTERNATIONAL CORP.
Schedule II
Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
June 30, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker on a fully disclosed basis.

Company's clearing firms:
Raymond James & Associates, Inc.
Legent Clearing

WATSON & McDONELL, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WASHINGTON 98101-3301

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Financial Services International Corp.
Seattle, Washington

In planning and performing our audit of the financial statements of Financial Services International Corp. (the Company) for the year ended June 30, 2006, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TELEPHONE: (206) 624-2380 FACSIMILE: (206) 382-3558
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Financial Services International Corp. for the year ended June 30, 2006, and this report does not affect our report thereon dated August 22, 2006.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watson & McDowell, PLLC

August 22, 2006